Exhibit 11.1

AMPAL-AMERICAN ISRAEL CORPORATION AND SUBSIDIARIES

SCHEDULE SETTING FORTH COMPUTATION OF LOSS PER SHARE OF CLASS A STOCK

SIX MONTHS ENDED JUNE 30,	2006	2005
(Dollars in thousands, except per share amounts)	(Unaudited)	(Unaudited)

BASIC EPS
Net Gain	$806	$4,217

Gain per Class A Share (1)	$0.03	$0.20

Shares used in calculation	20,701	19,937

DILUTED EPS
Net Gain	$806	$4,217

Gain per Class A Share	$0.04	$0.19

Shares used in calculation	22,548	22,346

(1)	After deduction of accrued preferred stock dividends of $90 thousands and $100 thousands respectively.